                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                            Reunion Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   761312 10 7
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2006
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 36 Pages)

-------------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 2 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  779,420
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              779,420
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    779,420
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 3 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  779,420
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              779,420
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    779,420
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 4 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  779,420
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              779,420
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    779,420
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 5 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  779,420
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              779,420
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    779,420
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 6 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  58,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              58,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    58,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 7 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    J.L. HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  14,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              14,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    14,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 8 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                   Page 9 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL PARTNERS, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 10 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL SPV, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 11 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL OFFSHORE FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 12 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO, HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 13 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LAMPE, CONWAY & CO., LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 14 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    LC CAPITAL INTERNATIONAL LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO, IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 15 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEVEN G. LAMPE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  55,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              55,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,974,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 16 of 36 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD F. CONWAY
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,919,055
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,919,055
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,919,055
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 17 of 36 Pages
----------------------                                    ----------------------

         The  following  constitutes  the  Schedule  13D  filed by  WebFinancial
Corporation,  Steel  Partners  II,  L.P.,  Steel  Partners,  L.L.C.,  Warren  G.
Lichtenstein,  Jack L. Howard and J.L. Howard,  Inc.  (collectively,  the "Steel
Parties") and LC Capital Master Fund, Ltd., LC Capital Partners,  LP, LC Capital
SPV,  Ltd., LC Capital  Offshore  Fund,  Ltd., LC Capital  Advisors LLC,  Lampe,
Conway & Co., LLC, LC Capital  International LLC, Steven G. Lampe and Richard F.
Conway  (collectively,  the "LC  Parties")  with  the  Securities  and  Exchange
Commission.  Certain of the LC  Parties  had  previously  filed a  statement  on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and the LC Parties are filing this Schedule 13D pursuant to Rule 13d-1(e) of the
Securities  Exchange Act of 1934, as amended (the "Exchange Act"). This Schedule
13D is being filed to report a change in the investment intent of the LC Parties and the formation of a group by the LC Parties and the Steel Parties.

         The  Reporting  Persons  (as defined in Item 2) have formed a group for purposes of Section  13(d)(3) and Rule  13d-5(b)(1)  of the Exchange Act. In the
aggregate,  the Reporting  Persons may be deemed to own  beneficially  2,812,375
Shares (as defined in Item 1),  constituting  approximately  14.6% of the Shares outstanding.  The filing of this  Schedule 13D and any future  amendments by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Exchange Act, or otherwise,  are the  beneficial  owners of any Shares in which such persons do not have a pecuniary interest.  Furthermore, the Steel Parties specifically disclaim beneficial ownership of the Shares owned by the LC Parties and the LC Parties specifically  disclaim beneficial ownership of the Shares owned by the Steel Parties.

Item 1.           SECURITY AND ISSUER.

                  This  statement  relates  to shares of the Common  Stock,  par value $.01 (the  "Shares"),  of Reunion  Industries,  Inc. (the  "Issuer").  The
address of the principal  executive  offices of the Issuer is 11 Stanwix Street,
Suite 1400, Pittsburgh, Pennsylvania 15222.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This  statement is filed by  WebFinancial  Corporation,  a
Delaware  corporation  ("WebFinancial"),  Steel  Partners  II,  L.P., a Delaware
limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability  company  ("Partners LLC"),  Warren G.  Lichtenstein,  Jack L.
Howard, J.L. Howard,  Inc., a New York corporation ("J.L.  Howard"),  LC Capital
Master Fund,  Ltd., a Cayman Islands  exempted  company ("LC Master  Fund"),  LC
Capital Partners, LP, a Delaware limited partnership ("LC Partners"), LC Capital
SPV, Ltd., a Cayman Islands  exempted  company ("LC SPV"),  LC Capital  Offshore
Fund, Ltd., a Cayman Islands  exempted company ("LC Offshore Fund"),  LC Capital
Advisors  LLC, a Delaware  limited  liability  company ("LC  Advisors"),  Lampe,
Conway & Co., LLC, a Delaware limited  liability  company  ("LC&C"),  LC Capital
International  LLC, a Delaware limited liability  company ("LC  International"),
Steven G. Lampe and Richard F. Conway. Each of the foregoing is referred to as a
"Reporting Person" and collectively as the "Reporting Persons."

                  WebFinancial   is  a  holding   company  that  may  be  deemed
controlled by Steel  Partners II by virtue of Steel  Partners II's  ownership of approximately 75% of the outstanding capital stock of WebFinancial. Set forth in

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 18 of 36 Pages
----------------------                                    ----------------------

Schedule  A  annexed  hereto is the name and  present  principal  occupation  or employment and the name,  principal  business and address of any  corporation or
other   organization  in  which  such  employment  is  conducted,   of  each  of
WebFinancial's directors and executive officers, as of the date hereof.

                  Partners LLC is the general  partner of Steel Partners II. The sole  executive  officer  and  managing  member  of  Partners  LLC is  Warren G.
Lichtenstein,  who is  Chairman  of  the  Board,  Chief  Executive  Officer  and
Secretary.  Accordingly, Partners LLC and Mr. Lichtenstein may be deemed to have a beneficial interest in the Shares owned by Steel Partners II. Each of Partners
LLC and Mr. Lichtenstein  disclaims  beneficial ownership of the Shares owned by
Steel Partners II except to the extent of their respective  pecuniary  interests therein.

                  J.L. Howard is a family-owned investment company controlled by
Jack  Howard.  Mr.  Howard  is the sole  director  and  Chairman  of the  Board,
President and Chief Financial  Officer of J.L. Howard.  Mr. Howard may be deemed to have a beneficial  interest in the Shares owned by J.L.  Howard.  Mr.  Howard disclaims  beneficial ownership of the Shares owned by J.L. Howard except to the extent of his pecuniary interest therein.

                  Each of LC  Partners  and LC SPV may be deemed to  control  LC
Master Fund by virtue of their ownership of the outstanding  shares of LC Master
Fund. LC Offshore Fund may also be deemed to control LC Master Fund by virtue of its  ownership  of the  outstanding  shares of LC SPV.  Accordingly,  each of LC
Partners,  LC SPV and LC  Offshore  Fund  may be  deemed  to  have a  beneficial interest in the Shares owned by LC Master Fund.  In addition,  since LC Advisors is the sole general  partner of LC  Partners,  LC Advisors may also be deemed to have a beneficial  interest in the Shares  owned by LC Master  Fund.  Each of LC
Partners,  LC  SPV,  LC  Offshore  Fund  and LC  Advisors  disclaims  beneficial ownership  of the Shares  owned by LC Master  Fund except to the extent of their respective  pecuniary interests therein.  Set forth in Schedule A annexed hereto is the name  and  present  principal  occupation  or  employment  and the  name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each of
LC Master Fund, LC SPV and LC Offshore Fund, as of the date hereof.

                  LC&C acts as  investment  manager to LC Partners,  LC Offshore
Fund and LC Master Fund pursuant to certain  investment  management  agreements.
Since LC&C  shares  voting  and  dispositive  power over the Shares  owned by LC
Master Fund by virtue of the aforementioned  investment  management  agreements,
LC&C may be deemed  to have a  beneficial  interest  in the  Shares  owned by LC
Master  Fund.  LC&C  disclaims  beneficial  ownership  of the Shares owned by LC
Master Fund except to the extent of its pecuniary interest therein.

                  LC International  acts as investment advisor to LC Master Fund and LC  Offshore  Fund  pursuant to  investment  advisory  agreements.  Since LC
International  shares voting and  dispositive  power over the Shares owned by LC
Master Fund by virtue of the aforementioned  investment advisory agreements,  LC
International may be deemed to have a beneficial interest in the Shares owned by
LC Master Fund. LC International  disclaims  beneficial  ownership of the Shares owned by LC Master Fund except to the extent of its pecuniary interest therein.

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 19 of 36 Pages
----------------------                                    ----------------------

                  Steven G. Lampe and Richard F. Conway act as the sole managing members of each of LC Advisors,  LC&C and LC International and each of Mr. Lampe and Mr. Conway may be deemed to control each such entity.  Accordingly,  each of
Mr.  Lampe and Mr.  Conway may be deemed to have a  beneficial  interest  in the
Shares owned by LC Master Fund by virtue of LC Advisors' indirect deemed control of LC Master Fund, LC&C's power to vote and/or dispose of the Shares owned by LC
Master Fund and LC  International's  power to vote and/or  dispose of the Shares owned by LC Master Fund. Each of Mr. Lampe and Mr. Conway  disclaims  beneficial ownership  of the Shares  owned by LC Master  Fund except to the extent of their respective pecuniary interests therein.

                  (b) The  principal  business  address  of  each  of the  Steel
Parties is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

                  The  principal  business  address  of each of the LC  Parties, other than LC Master Fund,  LC SPV and LC Offshore  Fund,  is 680 Fifth  Avenue,
Suite 1202,  New York,  New York 10019.  The  principal  business  address of LC
Master  Fund,  LC SPV and LC Offshore  Fund is  Queensgate  House,  South Church
Street, Georgetown, South Church Street, Cayman Islands.

                  (c)  The  principal  business  of  WebFinancial  is  specialty banking and finance. The principal business of Steel Partners II is investing in the securities of small cap companies. The principal business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr.  Lichtenstein  is investing in the  securities of small cap  companies.  The principal  occupation  of Jack  Howard  is  serving  as a  principal  of  Mutual
Securities,  Inc., a registered  broker  dealer,  and as the Vice Chairman and a
Vice President of Steel Partners,  Ltd., a management and advisory  company that provides  management  services  to Steel  Partners  II and its  affiliates.  The principal business of J.L. Howard is investing in securities.

                  The  principal  business  of LC Master  Fund is  investing  in securities. LC Partners is an investment partnership.  The principal business of
LC SPV is serving as an investment  advisor to LC Offshore  Fund.  The principal business of LC Offshore Fund is investing in securities.  The principal business of LC  Advisors  is serving as an  investment  advisor  to LC Master  Fund.  The principal  business  of LC&C  is  providing  investment  advice.  The  principal business of LC International is serving as investment advisor to LC Master Fund.
The principal occupation of Mr. Lampe and Mr. Conway is investment management.

                  (d) Neither  the  Reporting  Persons nor any person  listed in
Schedule A annexed hereto has,  during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) Neither  the  Reporting  Persons nor any person  listed in
Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 20 of 36 Pages
----------------------                                    ----------------------

                  (f)  Messrs.  Lichtenstein,   Howard,  Lampe  and  Conway  are
citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The  aggregate  purchase  price of the  779,420  Shares  owned directly by WebFinancial is $7,794.20.  These Shares were issued to WebFinancial upon exercise of warrants  previously  issued to WebFinancial in connection with loan  arrangements  with the Issuer as discussed in further detail in Item 6 and in accordance with the anti-dilution provisions of warrants issued in connection with the  aforementioned  loan  arrangements.  These  Shares  were  acquired  by
WebFinancial with its working capital.

                  The  aggregate  purchase  price of the 44,600  Shares owned by
Jack Howard is $7,587.  The Shares owned by Mr. Howard were  purchased  with his personal funds. The aggregate  purchase price of the 14,300 Shares owned by J.L.
Howard is $3,236.  The  Shares  owned by J.L.  Howard  were  purchased  with its working capital.

                  The  aggregate  purchase  price  of the  93,000  Shares  owned directly by LC Master Fund is approximately  $41,655.  The Shares owned directly by LC Master Fund were acquired with its working capital. The warrants currently owned by LC Master Fund that are  exercisable  into an  aggregate  of  1,826,055
Shares were issued to LC Master Fund either in connection with loan arrangements with the Issuer as discussed in further  detail in Item 6 or in accordance  with
the  anti-dilution   provisions  of  warrants  issued  in  connection  with  the aforementioned  loan  arrangements.  The aggregate  purchase price of the 55,000
Shares  owned  directly by Steven G. Lampe is $68,980.  The 55,000  Shares owned directly by Mr. Lampe were purchased with personal funds.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased their respective securities of the Issuer for investment  purposes.  Depending upon overall market  conditions, other  investment  opportunities  available to the  Reporting  Persons,  and the availability  of securities of the Issuer at prices that would make the purchase of such  securities  desirable,  the Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, open market or private transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The Reporting  Persons intend to review  their  respective  investments  in the Issuer on a  continuing basis and engage in  discussions  with  management and the Board of Directors of the Issuer  concerning  the business,  operations and future plans of the Issuer with a view towards  protecting  their  investments in the Issuer.  Depending on various factors including,  without limitation,  the Issuer's financial position

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 21 of 36 Pages
----------------------                                    ----------------------

and  investment  strategy,  conditions  in the  securities  markets  and general economic and industry  conditions,  the Reporting Persons may in the future take such  actions,  independently  or in concert with one  another,  with respect to their respective  investments in the Issuer as they deem appropriate  including, without  limitation,  making an offer to acquire the  Issuer,  forming an ad hoc committee  of  noteholders,  delivering a notice of default or  acceleration  in connection  with their notes,  commencing an involuntary  bankruptcy  proceeding against the Issuer, moving for the appointment of a receiver,  trustee, examiner or  the  like,  making  proposals  to  the  Issuer  concerning  changes  to  the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional debt and/or equity  securities of the Issuer,  selling some or all of their  securities of the Issuer,  engaging in short selling of or any hedging or similar  transaction  with respect to the  securities  of the Issuer or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 17,419,019  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006,  as filed with the  Securities and Exchange Commission on August 11, 2006. The Shares issuable upon exercise of the warrants owned by LC Master Fund are also deemed to be  outstanding  for the purpose of computing its percentage ownership of the Shares.

                  As of the close of business on October 25, 2006,  WebFinancial beneficially owned 779,420 Shares, constituting approximately 4.5% of the Shares outstanding.  By virtue of their  relationships  with WebFinancial  discussed in
Item 2 above,  each of Steel Partners II,  Partners LLC and Warren  Lichtenstein
may be deemed to beneficially own the 779,420 Shares owned by WebFinancial.

                  As of the close of business on October 25,  2006,  Jack Howard beneficially  owned  58,900  Shares,  constituting  less  than 1% of the  Shares outstanding.  The 58,900  Shares  beneficially  owned by Mr.  Howard  consist of
44,600  Shares owned by Mr. Howard and 14,300  Shares owned by J.L.  Howard.  By virtue of his  relationship  with J.L.  Howard  discussed  in Item 2 above,  Mr.
Howard may be deemed to beneficially own the 14,300 Shares owned by J.L. Howard.

                  As of the close of  business on October  25,  2006,  LC Master
Fund beneficially owned 1,919,055 Shares,  constituting  approximately  10.0% of the Shares  outstanding.  The 1,919,055 Shares  beneficially  owned by LC Master
Fund consist of 93,000  Shares held  directly by LC Master Fund and an aggregate of 1,826,055  Shares  issuable upon exercise of currently  exercisable  warrants that were issued to LC Master Fund either in connection  with loan  arrangements with the Issuer as discussed in further  detail in Item 6 or in accordance  with
the  anti-dilution   provisions  of  warrants  issued  in  connection  with  the

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 22 of 36 Pages
----------------------                                    ----------------------

aforementioned  loan  arrangements.  By  virtue of their  relationships  with LC
Master Fund discussed in Item 2 above, each of LC Partners,  LC SPV, LC Offshore
Fund, LC Advisors, LC&C, LC International, Steven G. Lampe and Richard F. Conway
may be deemed to beneficially  own the 1,919,055 Shares owned by LC Master Fund.
Mr. Lampe directly owns 55,000 Shares which,  together with the 1,919,055 Shares owned  by  LC  Master  Fund,  constitutes  approximately  10.3%  of  the  Shares outstanding.  Each of the other LC  Parties  specifically  disclaims  beneficial ownership of such Shares directly held by Mr. Lampe.

                  The  Reporting  Persons  have  formed a group for  purposes of
Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. In the aggregate, the
Reporting   Persons  may  be  deemed  to  own  beneficially   2,812,375  Shares,
constituting  approximately 14.6% of the Shares outstanding.  The filing of this
Schedule  13D  and any  future  amendments  by the  Reporting  Persons,  and the inclusion  of  information  herein  and  therein,  shall  not be  considered  an admission  that any of such  persons,  for the  purpose of Section  13(d) of the
Exchange Act, or  otherwise,  are the  beneficial  owners of any Shares in which such persons do not have a pecuniary  interest.  Furthermore,  the Steel Parties specifically disclaim beneficial ownership of the Shares owned by the LC Parties and the LC Parties  specifically  disclaim  beneficial  ownership  of the Shares owned by the Steel Parties.

                  (b)  By  virtue  of  their   relationships  with  WebFinancial
discussed  in  Item  2  above,  Steel  Partners  II,  Partners  LLC  and  Warren
Lichtenstein  each has the sole power to vote and dispose of the Shares owned by
WebFinancial.

                  By virtue of his  relationship  with J.L. Howard  discussed in
Item 2 above,  Jack  Howard has the sole power to vote and dispose of the Shares owned by J.L. Howard.

                  By virtue of their relationships with LC Master Fund discussed in Item 2 above,  LC Partners,  LC SPV, LC Offshore Fund, LC Advisors,  LC&C, LC
International,  Steven G. Lampe and Richard F.  Conway each has shared  power to vote and dispose of the Shares owned by LC Master  Fund.  Mr. Lampe has the sole power to vote and dispose of the 55,000 Shares he directly owns.

                  (c) There were no  transactions in the Shares by the Reporting
Persons or any person named in Schedule A annexed  hereto  during the past sixty days, other than the transfer on September 18, 2006 of 5,000 Shares from a joint account  maintained  by Steven G.  Lampe and his  spouse to a  personal  account maintained by Mr. Lampe.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                  (e) Not applicable.

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 23 of 36 Pages
----------------------                                    ----------------------

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  WebFinancial  and  LC  Master  Fund  have  entered  into  loan arrangements  with the  Issuer  and  received  warrants  to  purchase  Shares in connection therewith, as described in further detail below:

                  PARTICIPATION INTERESTS IN WACHOVIA LOAN FACILITY

                  LC  Master  Fund has a junior  participation  interest  in the aggregate amount of $6.1 million in the Issuer's loan facility with Wachovia Bank, National Association.  LC Master Fund sold a 50% interest, or an aggregate of $3,050,000,  in this junior participation interest to WebFinancial.

                  13% SENIOR NOTES

                  LC  Master  Fund  owns  $8,530,544  principal  amount  of  the
                  Issuer's 13% Senior Notes.

                  WebFinancial owns $7,300,304  principal amount of the Issuer's
                  13% Senior Notes. 13% Senior Notes in the aggregate  principal amount of $6,886,704  were purchased by  WebFinancial  from LC
                  Master Fund on August 11, 2006.

                  PRIVATE CAPITAL FUND FINANCING

                  The Issuer  borrowed  an  aggregate  of $3.5  million  from LC
                  Master  Fund  by  executing  a  senior  subordinated   secured
                  promissory  note due December 5, 2006 bearing  interest at 10%
                  per annum.

                  WARRANTS

                  In connection with the foregoing loan arrangements, the Issuer issued to LC Master Fund  warrants to purchase an aggregate of
                  1,826,055  Shares  (including  adjustments  to give  effect to anti-dilution  provisions  of such  warrants),  at an exercise price  of  $.01  per  Share.  Under  the  terms  of one of the warrants  issued by the Issuer to LC Master  Fund,  the Issuer granted LC Master Fund the right to designate one person to be
                  a  non-voting   board   observer  to  the  Issuer's  Board  of
                  Directors,  and not a director,  for so long as LC Master Fund holds that warrant,  any substitute or replacement thereof, or any Shares purchasable under such warrant.  LC Master Fund has not exercised such designation right.

                  In connection with the foregoing loan arrangements, the Issuer issued to  WebFinancial  warrants to purchase an  aggregate of
                  779,420  Shares  (including  adjustments  to  give  effect  to anti-dilution  provisions  of such  warrants),  at an exercise price  of $.01 per  Share.  All of these  warrants  have  been exercised by WebFinancial.

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 24 of 36 Pages
----------------------                                    ----------------------

                  WebFinancial  and LC Master Fund have acted  jointly,  and may from time to time in the future act jointly,  to purchase debt securities of the
Issuer in the open market.

                  Each of the  Reporting  Persons  is a party to a Joint  Filing
Agreement, dated as of October 26, 2006 (the "Joint Filing Agreement"), pursuant to which the parties  agreed to jointly  file this  Schedule 13D and any and all amendments and supplements thereto with the Securities and Exchange  Commission.
Each of the parties to the Joint Filing  Agreement also agreed to be responsible for the accuracy and  completeness of the information that it provides or should have been  provided for  inclusion in the Schedule 13D and to indemnify and hold the other parties  harmless  from and against:  (i) any  out-of-pocket  expenses
(such as reasonable fees and disbursements of counsel,  fines, penalties and the like)  actually  paid by such  other  party  and  (ii)  any  actual  damages  or out-of-pocket expenses (including reasonable attorneys fees and disbursements of counsel)  incurred by such other party  resulting from claims  asserted by third parties or governmental  agencies, in each case as a result of any inaccuracy or lack of  completeness  of the  information  provided  or that  should  have been provided  by the  Indemnifying  Party or any  failure to make any  filing  under circumstances in which the Indemnifying  Party failed to provide the information that gives rise to the requirement of any party to file a Schedule 13D amendment or any other schedule, notice, report or application pursuant to applicable law.
The Joint  Filing  Agreement  is filed  herewith  as Exhibit 1 and  incorporated herein by reference.

                  The  Reporting  Persons  have agreed in  principle to act as a group in connection with the actions described in Item 4 above. This arrangement is not the subject of a written agreement among the Reporting Persons and may be modified  or  terminated  at any time at the sole  discretion  of the  Reporting
Persons.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint   Filing   Agreement   by  and  among   WebFinancial
                      Corporation,  Steel  Partners  II, L.P.,  Steel  Partners,
                      L.L.C., Warren G. Lichtenstein,  Jack Howard, J.L. Howard,
                      Inc., LC Capital Master Fund,  Ltd., LC Capital  Partners,
                      LP, LC Capital SPV, Ltd., LC Capital  Offshore Fund, Ltd.,
                      LC Capital  Advisors  LLC,  Lampe,  Conway & Co.,  LLC, LC
                      Capital  International LLC, Steven G. Lampe and Richard F.
                      Conway, dated October 26, 2006.

                  2.  Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 25 of 36 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2006      WEBFINANCIAL CORPORATION

                             By: /s/ James Henderson
                                 -----------------------------------------------
                             Name: James Henderson
                             Title: Chief Executive Officer

                             STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 its General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G. Lichtenstein

                             J.L. HOWARD, INC.

                             By: /s/ Jack L. Howard
                                 -----------------------------------------------
                                 Jack L. Howard
                                 President and Chief Financial Officer

                             /s/ Jack L. Howard
                             ---------------------------------------------------
                             JACK L. HOWARD

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 26 of 36 Pages
----------------------                                    ----------------------

                             LC CAPITAL MASTER FUND, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL PARTNERS, LP

                             By: LC Capital Advisors LLC
                                 its General Partner

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             LC CAPITAL SPV, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL OFFSHORE FUND, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL ADVISORS LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             LAMPE, CONWAY & CO., LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 27 of 36 Pages
----------------------                                    ----------------------

                             LC CAPITAL INTERNATIONAL LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             /s/ Richard F. Conway
                             ---------------------------------------------------
                             RICHARD F. CONWAY

                             /s/ Steven G. Lampe
                             ---------------------------------------------------
                             STEVEN G. LAMPE

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 28 of 36 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            WEBFINANCIAL CORPORATION

    NAME AND POSITION                      PRESENT PRINCIPAL                       BUSINESS
    WITH WEBFINANCIAL                         OCCUPATION                           ADDRESS
    -----------------                         ----------                           -------

Jack L. Howard, Chairman of the      Principal of Mutual Securities,       c/o Mutual Securities, Inc.
Board and Vice President             Inc., a registered broker-dealer,     590 Madison Avenue, 32nd Floor
                                     and Vice Chairman and Vice            New York, NY 10022
                                     President of Steel Partners, Ltd.,
                                     a management and advisory company

James R. Henderson,                  Vice President of Steel Partners,     c/o Steel Partners, Ltd.
Director, Chief Executive Officer,   Ltd., a management and advisory       590 Madison Avenue, 32nd Floor
Chief Operating Officer and          company                               New York, NY 10022
President

Joseph L. Mullen, Director           Managing Partner of Li Moran          c/o Li Moran International
                                     International,  Inc., a management    611 Broadway, Suite 722
                                     consulting company                    New York, NY 10012

Mark E. Schwarz, Director            Managing Member of Newcastle          c/o Newcastle Capital Management, LP
                                     Capital Group, L.L.C., the General    200 Crescent Court, Suite 1400
                                     Partner of Newcastle Capital          Dallas, TX 75201
                                     Management, L.P., the General
                                     Partner of Newcastle Partners,
                                     L.P., a private investment firm

Howard Mileaf, Director              Director of Neuberger Berman Mutual   64 Brookdale Court
                                     Funds                                 Highland Park, NJ 08904

Glen Kassan,                         Vice President of Steel Partners,     c/o Steel Partners, Ltd.
Vice President, Chief Financial      Ltd., a management and advisory       590 Madison Avenue, 32nd Floor
Officer and Secretary                company                               New York, NY 10022

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          LC CAPITAL MASTER FUND, LTD.

    NAME AND POSITION                      PRESENT PRINCIPAL                       BUSINESS
   WITH LC MASTER FUND                        OCCUPATION                           ADDRESS
   -------------------                        ----------                           -------

Richard F. Conway, Director          Managing Member of                    c/o Lampe, Conway & Co., LLC
                                     Lampe, Conway & Co., LLC              680 Fifth Avenue, Suite 1202
                                                                           New York, NY 10019

Don Seymour, Director                Fund Director                         c/o dms Management Limited
                                                                           Cayman Financial Centre, 2nd Floor
                                                                           Dr. Roy's Drive
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

Peter Young, Director                Fund Director                         c/o Rothstein Kass & Co.
                                                                           27 Hospital Road
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 29 of 36 Pages
----------------------                                    ----------------------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              LC CAPITAL SPV, LTD.

    NAME AND POSITION                      PRESENT PRINCIPAL                       BUSINESS
      WITH LC SPV                            OCCUPATION                            ADDRESS
      -----------                            ----------                            -------

Don Seymour, Director                Fund Director                         c/o dms Management Limited
                                                                           Cayman Financial Centre, 2nd Floor
                                                                           Dr. Roy's Drive
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

Peter Young, Director                Fund Director                         c/o Rothstein Kass & Co.
                                                                           27 Hospital Road
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                         LC CAPITAL OFFSHORE FUND, LTD.

    NAME AND POSITION                      PRESENT PRINCIPAL                       BUSINESS
  WITH LC OFFSHORE FUND                      OCCUPATION                            ADDRESS
  ---------------------                      ----------                            -------

Don Seymour, Director                Fund Director                         c/o dms Management Limited
                                                                           Cayman Financial Centre, 2nd Floor
                                                                           Dr. Roy's Drive
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

Peter Young, Director                Fund Director                         c/o Rothstein Kass & Co.
                                                                           27 Hospital Road
                                                                           George Town, Grand Cayman
                                                                           Cayman Islands

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 30 of 36 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                         Page
         -------                                                         ----

1.       Joint Filing Agreement by and among WebFinancial               31 to 33
         Corporation, Steel Partners II, L.P., Steel
         Partners, L.L.C., Warren G. Lichtenstein, Jack L.
         Howard, J.L. Howard, Inc., LC Capital Master Fund,
         Ltd., LC Capital Partners, LP, LC Capital SPV,
         Ltd., LC Capital Offshore Fund, Ltd., LC Capital
         Advisors LLC, Lampe, Conway & Co., LLC, LC Capital
         International LLC, Steven G. Lampe and Richard F.
         Conway, dated October 26, 2006.

2.       Powers of Attorney.                                            34 to 36

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 31 of 36 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

         In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a  Statement  on Schedule  13D dated  October 26, 2006
(including  amendments  thereto)  with  respect to the  Common  Stock of Reunion
Industries,  Inc. Each party to the Schedule 13D (including  amendments thereto)
is responsible  for the accuracy and  completeness  of the  information  that it provides or should have been provided for inclusion in the Schedule 13D and each party (the "Indemnifying  Party") agrees to indemnify and hold the other parties harmless from and against:  (i) any  out-of-pocket  expenses (such as reasonable fees and disbursements of counsel,  fines, penalties and the like) actually paid by such  other  party and (ii) any  actual  damages  or  out-of-pocket  expenses
(including  reasonable  attorneys fees and disbursements of counsel) incurred by such other party resulting from claims asserted by third parties or governmental agencies,  in each case as a result of any inaccuracy or lack of completeness of the information  provided or that should have been provided by the  Indemnifying
Party or any  failure  to make  any  filing  under  circumstances  in which  the
Indemnifying  Party  failed to provide  the  information  that gives rise to the requirement of any party to file a Schedule 13D amendment or any other schedule, notice,  report or  application  pursuant to  applicable  law. This Joint Filing
Agreement shall be filed as an Exhibit to such Statement.

Dated: October 26, 2006      WEBFINANCIAL CORPORATION

                             By: /s/ James Henderson
                                 -----------------------------------------------
                             Name: James Henderson
                             Title: Chief Executive Officer

                             STEEL PARTNERS II, L.P.

                             By: Steel Partners, L.L.C.
                                 its General Partner

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             STEEL PARTNERS, L.L.C.

                             By: /s/ Lauren Isenman
                                 -----------------------------------------------
                                 Lauren Isenman
                                 as Attorney-In-Fact for Warren G. Lichtenstein,
                                 Managing Member

                             /s/ Lauren Isenman
                             ---------------------------------------------------
                             LAUREN ISENMAN
                             As Attorney-In-Fact for Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 32 of 36 Pages
----------------------                                    ----------------------

                             J.L. HOWARD, INC.

                             By: /s/ Jack L. Howard
                                 -----------------------------------------------
                                 Jack L. Howard
                                 President and Chief Financial Officer

                             /s/ Jack L. Howard
                             ---------------------------------------------------
                             JACK L. HOWARD

                             LC CAPITAL MASTER FUND, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL PARTNERS, LP

                             By: LC Capital Advisors LLC
                                 its General Partner

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             LC CAPITAL SPV, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL OFFSHORE FUND, LTD.

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Director

                             LC CAPITAL ADVISORS LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 33 of 36 Pages
----------------------                                    ----------------------

                             LAMPE, CONWAY & CO., LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             LC CAPITAL INTERNATIONAL LLC

                             By: /s/ Richard F. Conway
                                 -----------------------------------------------
                                 Richard F. Conway
                                 Managing Member

                             /s/ Richard F. Conway
                             ---------------------------------------------------
                             RICHARD F. CONWAY

                             /s/ Steven G. Lampe
                             ---------------------------------------------------
                             STEVEN G. LAMPE

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 34 of 36 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    --------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 35 of 36 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    --------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 761312 10 7                   13D                  Page 36 of 36 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

         Know  all by  these  presents,  that  each  of the  undersigned  hereby constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

         1. execute for and on behalf of the undersigned all documents  relating to the business of Steel  Partners II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

         2. do and perform any and all acts for and on behalf of the undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

         3. take any other action of any type  whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such  attorney-in-fact full power and  authority  to do and  perform  any  and  every  act  and  thing  whatsoever requisite,  necessary, or proper to be done in the exercise of any of the rights and  powers  herein  granted,  as  fully  to all  intents  and  purposes  as the undersigned  might  or  could  do if  personally  present,  with  full  power of substitution  or  revocation,  hereby  ratifying  and  confirming  all that such attorney-in-fact,  or such attorney-in-fact's  substitute or substitutes,  shall lawfully  do or cause to be done by virtue  of this  Power of  Attorney  and the rights  and  powers  herein  granted.  The  undersigned  acknowledges  that  the foregoing  attorney-in-fact,  in serving in such  capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with any rules or regulations including federal securities laws.

         This Power of  Attorney  shall  remain in full  force and effect  until
December 31, 2006 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

         IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of December, 2005.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    --------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein